August 11, 2008

Via EDGAR and Overnight Mail

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.   20549

Re:	WorldWater & Solar Technologies Corp.
(f/k/a WorldWater & Power Corp.)

Attention: Peggy Fisher, Assistant Director

Dear Ms. Fisher:

On behalf of WorldWater & Solar Technologies Corp. (the “Company”), we offer the following responses to the comments included in your letter dated July 22, 2008.  Our responses are numbered to correspond to the comment numbers in your letter, and we have included each of your comments below followed by our response.

The Company is also filing an amended registration statement on form S-1 with EDGAR in light of your comments.  To facilitate your review of the amended S-1, we enclose a redline marked to highlight the Company’s revisions to the S-1; all other pages remain as filed on July 2, 2008.   Please note that page number references in our Responses below refer to the pages of the amended registration statement on form S-1 filed with EDGAR.

1.               Please reconcile your statement that the 168,882,657 resale shares represent 30% of your total outstanding shares with your disclosure on page 31 that you have 234,274,768 shares of common stock issued and outstanding.

                                                Response: The Company intended to bring to the reader’s attention a Risk Factor relating to the potential adverse impact on the share price of the Company’s stock arising from the possibility that additional common shares will become eligible for sale upon effectiveness of the filing of the registration statement.  We have revised the language of the relevant Risk Factor on page 18 in light of your comment.  A redline showing the revisions is enclosed for your reference.

2.               Given the nature and size of the transaction being registered, advise the staff of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).  Include in your analysis the total number of shares that you may issue the selling security holders under all outstanding agreements.

                                                Response:  The Company believes that the offering of securities in connection with its registration statement on Form S-1 is eligible to be made on a shelf basis.  In accordance with Rule 415(a)(1)(i), all of the securities are being offered on behalf of persons “other than the registrant.”  The selling stockholders received common shares, warrants and/or preferred stock in consideration for providing cash or services to the Company.  For example, we are registering 19,093,445 shares of common stock that was issued to eighteen (18) individuals in connection with the Company’s January 28, 2008 acquisition of ENTECH.  In addition, the shares being registered on behalf of Emcore, Inc. and The Quercus Trust were issued in consideration for substantial investments that each has made in the Company.

3.               For each entity identified as a beneficial owner in the table, please identify the person or persons who have or share voting and/or investment control over the shares being registered for resale.

                                                Response: We have revised the selling stockholder footnotes on pages 24 through 28 to include the name of the person or persons who have or share voting and /or investment control over the registered shares if such person(s) is different from the selling stockholder.  We have also added background information concerning the selling stockholders’ various transactions with the Company which resulted in the issuance of common shares, warrants and/or preferred stock.  These revisions are shown in the enclosed redline.

4.               With a view toward disclosure, please tell us about the transactions in which the selling stockholders acquired the offered shares, including the date and the consideration paid.

                                                Response: As indicated in the Company’s previous Response, the selling stockholder footnotes have been revised to include information concerning the selling stockholders’ transactions with the Company.  Information concerning Emcore’s and The Quercus Trust’s dates of acquisition and consideration paid appear in the registration statement, as amended, on pages 81 and 82, respectively.

5.               Please identify in the footnotes your directors who are affiliated with The Quercus Trust and Emcore.

                                                Response:  Footnotes “(e)” and “(f)” on page 24 have been added in order to include the requested information.

6.               Please tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers.  A selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter.  In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:

•                  The selling shareholder purchased the shares being registered for resale in the ordinary course of business, and

•                  At the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

                                                Response:  We have revised the selling stockholder footnotes on pages 24 through 28 to include information concerning broker-dealer or affiliate of broker-dealer status as applicable.

7.               We note that the second closing in the securities purchased by The Quercus Trust will occur at the end of July.  Please do not request acceleration until The Quercus Trust actually owns the shares it purchased from Emcore.

                                                Response:  Based on Emcore’s and The Quercus Trust’s Schedule 13D/A filings on July 3, 2008 and August 11, 2008, respectively, the Company believes that The Quercus Trust now owns the shares it purchased from Emcore.

8.               It appears that you could eliminate at least half of the footnotes and simplify the disclosure if you simply stated in the introductory paragraph or footnote (a) that, unless otherwise indicated, the shares in the table represent common stock that is currently outstanding.  You could then include those footnotes that provide additional relevant information where, for example, the shares being registered are issuable upon conversion of preferred stock and/or exercise of warrants.

Response:  Acknowledged.

Very truly yours,

Stephen A. Salvo

enclosure

cc:           Frank Smith, WorldWater & Solar Technologies Corp.